RP Eckington, LLC

Financial Statements

For the fiscal years ended December 31, 2023, and 2024

(Unaudited)

Balance Sheet

RP Eckington, LLC As of

December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
10100 JMB Operating (3029)	17,859.02
Total for Bank Accounts	**$17,859.02**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$17,859.02**
Fixed Assets	
Other Assets	
18010 Pre-Opening Expenses	13,334.00
19000 Security Deposit	68,806.98
Total for Other Assets	**$82,140.98**
Total for Assets	**$100,000.00**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**0**
Long-term Liabilities	
Total for Liabilities	**0**
Equity	
30100 Equity	100,000.00
Retained Earnings	0
Net Income	
Total for Equity	**$100,000.00**
Total for Liabilities and Equity	**$100,000.00**

Balance Sheet

RP Eckington, LLC As of

December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
10100 JMB Operating (3029)	27,052.21
Total for Bank Accounts	**$27,052.21**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$27,052.21**
Fixed Assets	
15000 Leasehold Improvements	176,545.87
15010 Property and Equipment	0
15035 Computer Equipment	3,284.94
Total for 15010 Property and Equipment	**$3,284.94**
Total for Fixed Assets	**$179,830.81**
Other Assets	
18010 Pre-Opening Expenses	24,510.00
18041 Interco Loans - Right Proper, LLC	25,000.00
19000 Security Deposit	68,806.98
Total for Other Assets	**$118,316.98**
Total for Assets	**$325,200.00**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**0**
Long-term Liabilities	
Total for Liabilities	**0**
Equity	
30100 Equity	325,200.00
Retained Earnings	0
Net Income	
Total for Equity	**$325,200.00**
Total for Liabilities and Equity	**$325,200.00**

Profit and Loss

RP Eckington, LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
Net Operating Income	**0**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**0**

Profit and Loss

RP Eckington, LLC

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
Net Operating Income	**0**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**0**

Statement of Cash Flows

RP Eckington, LLC

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	0
Net cash provided by operating activities	**0**
INVESTING ACTIVITIES	
18010 Pre-Opening Expenses	-13,334.00
19000 Security Deposit	-68,806.98
Net cash provided by investing activities	**-$82,140.98**
FINANCING ACTIVITIES	
30100 Equity	100,000.00
Net cash provided by financing activities	**$100,000.00**
NET CASH INCREASE FOR PERIOD	**$17,859.02**
Cash at beginning of period	**0**
CASH AT END OF PERIOD	**$17,859.02**

Statement of Cash Flows

RP Eckington, LLC

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	0
Net cash provided by operating activities	**0**
INVESTING ACTIVITIES	
15000 Leasehold Improvements	-176,545.87
15035 Property and Equipment:Computer Equipment	-3,284.94
18010 Pre-Opening Expenses	-11,176.00
18041 Interco Loans - Right Proper, LLC	-25,000.00
Net cash provided by investing activities	**-$216,006.81**
FINANCING ACTIVITIES	
30100 Equity	225,200.00
Net cash provided by financing activities	**$225,200.00**
NET CASH INCREASE FOR PERIOD	**$9,193.19**
Cash at beginning of period	**$17,859.02**
CASH AT END OF PERIOD	**$27,052.21**

RP Eckington, LLC
Consolidated Statement of Equity - 2023

	Preferred Stock - Units	Preferred Stock - Amount	% Class B Equity	% Subscribed
Beginning Balance, 4/28/2023 (Inception)	0	0	0	0
Ending Balance, 12/31/2023	3	$75,000	3.75%	18.75%

RP Eckington, LLC
Consolidated Statement of Equity - 2024

	Preferred Stock - Units	Preferred Stock - Amount	% Class B Equity	% Subscribed
Beginning Balance, 01/01/2024	3	$75,000	3.75%	18.75%
Ending Balance, 12/31/2024	12	$300,000	15.00%	75.00%

RP Eckington, LLC

Notes to the Financial Statements

Fiscal Years Ended December 31, 2023, and 2024

1. ORGANIZATION AND PURPOSE

RP Eckington LLC (the "Company"), is a limited liability partnership organized under the laws of the District of Columbia. The Company will operate a neighborhood brewpub and restaurant located at 1625 Eckington Place NE, Suites 110-120, Washington, DC 20002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e) Preopening Expenses

The time period for these financial statements represents the startup and build-out period for the Company and include pre-opening expenses that will be capitalized or amortized over time.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.